UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for June 07, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

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Enclosures:  Sasol Chief Financial Officer Update


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL	NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol")

7 June 2013

SASOL CHIEF FINANCIAL OFFICER UPDATE

Highlights for the period

Overall solid operational performance despite volatile macro environment

Sasol Synfuels continues to deliver strong operational performance

Long-lead equipment orders placed for US ethane cracker

Sasol celebrates the 10 year anniversary of its listing on NYSE

Dear stakeholder

On 9 April 2013, Sasol celebrated the 10 year anniversary of its listing on the New York Stock Exchange (NYSE). The listing, following Sasol's listing on the Johannesburg Stock Exchange in 1979, made it possible for Sasol to access the US capital market, while growing its profile in this investment community as a compelling investment proposition. Sasol's shares trade in the form of American Depositary Receipts (ADRs) and listed at US$10,73 per share. Our ADR share price has increased almost five fold since our listing. The success of our listing bodes well for our future US investment opportunities. Coupled with our NYSE celebrations, we held very successful investor strategy days in New York and Cape Town. We were able to showcase our US investment proposition in respect of the integrated, world-scale ethane cracker and downstream derivatives units and the gas-to-liquids
(GTL) and chemical value-adds facility at Lake Charles in Louisiana. We are currently executing the front-end engineering and design (FEED) phase of the integrated, world-scale ethane cracker and downstream derivatives and will commence FEED for the GTL and chemicals value-adds facility during the second half of the 2013 calendar year. We have already placed orders for long-lead equipment for the ethane cracker.

In the first nine months of the 2013 financial year, we have delivered solid financial results. Sasol Synfuels continues to deliver strong operational performance and a weaker South African rand has enhanced group profitability. The average Brent crude oil price for the nine months softened. Chemical prices remained depressed, negatively impacting our chemicals businesses, where demand continues to remain soft.

We continue to make good progress, albeit slower than we initially anticipated, on our disposal of Arya Sasol Polymers Company
(ASPC). We concluded a memorandum of understanding with an interested party regarding the disposal of ASPC and at the date of this update, we are finalising closing activities.

Furthermore, we continue to focus on those factors within our control including cost containment, operational efficiencies and margin improvement. However, our current cost inflation is expected to be above normal producers' price index (PPI) inflation trends for the 2013 calendar year.

We remain confident that, based on the production guidance and our macroeconomic assumptions, we will deliver solid operational performance and earnings for the 2013 financial year compared to the reported attributable earnings of R23,6 billion in the 2012 financial year, excluding major once-off items such as the impact resulting from the ASPC disposal.

Best regards,
Christine Ramon
7 June 2013
Johannesburg

This update is based on information for the nine months ended 31
March 2013, however, where practical, information to 30 April 2013 has been included to indicate business performance.


1.	Macroeconomics remain volatile


April
2013
YTD
March
2013
YTD
March
2012
YTD
Change in %
March
YTD
Macroeconomic indicators



Average rand/US$
8,68
8,64
7,67
13%
Brent crude oil (US$/b)
109,85
110,71
113,75
(3%)
Henry Hub gas price
(US$/mmbtu)
3,34
3,25
3,32
(2%)
Product prices


SA fuel price (US$/b)
130
129
131
(2%)
Ethylene (US$/ton)
1 615
1 611
1 548
4%
Propylene (US$/ton)
1 417
1 414
1 468
(4%)
Polymers basket (US$/ton)
1 246
1 247
1 251
-
Solvents basket (US$/ton)
1 222
1 240
1 250
(1%)

Prices reflect international commodities or baskets of commodities and are not necessarily Sasol specific.
Sources: RSA Department of Energy, ICIS-LOR, Reuters, Platts,
International Energy Agency

World economic growth remained cautious in the third quarter of Sasol's current financial year as gross domestic product (GDP) growth slowed in the United States (US) and the euro zone recession deepened. In contrast, Chinese economic growth accelerated in the quarter, easing fears of a hard landing. In South Africa, GDP growth improved in the quarter even as a further contraction in mining output continued to weigh on overall economic activity.

In recent months, the downside risks to the global economic outlook have eased, but have not disappeared. The fiscal cliff in the US was avoided early in the 2013 calendar year. However, the impact of tax increases and the budget sequester will likely only become more apparent during the course of the 2013 calendar year. Following the European Central Bank's pledge to do "whatever it takes" to ensure the survival of the euro, risks associated with a disintegration of the euro zone have been reduced significantly. While the Chinese economy appears to have avoided a hard landing, recent weak economic activity indicators do raise questions over the durability of the recovery. Nonetheless, it is believed that growth in China will stabilise around 7,5 - 8,0%.

In South Africa, uncertainty surrounding the outcome of the upcoming wage negotiation process, potential electricity supply shortages, anticipated slower growth in household consumption expenditure and timid global demand conditions are all likely to weigh on domestic growth prospects during the course of this calendar year. It is not expected that GDP growth will show a significant improvement on the 2,5% growth recorded in the 2012 calendar year.

The ebb-and-flow of news related to the health of the global economy is likely to lead to ongoing oil price and exchange rate volatility. Aside from global news flow, South Africa specific factors such as potential labour market instability, electricity supply constraints and current account deficit concerns are expected to exacerbate rand/US dollar exchange rate volatility. Chemical product margins continued to be under pressure as feedstock price increases outweighed the increases in selling prices. This has been particularly evident in our Sasol Polymers and Sasol Solvents businesses, which have experienced lower demand and softer product prices on the back of weakening European macroeconomic conditions. Our Sasol Olefins and Surfactants (O&S) business managed to maintain its total gross margin, despite a slight reduction in volumes.
Across our operations, we remain focused on working capital management, cost containment, production planning and optimisation as well as margin improvement activities.

2.	Solid operational performance


April
2013 YTD
March
2013 YTD
March
2012 YTD
Change in %
March
YTD
Total production


Sasol Mining (mt)
33,0
29,5
29,8
(1%)
Sasol Gas (mGJ)
132,9
119
112
6%
Sasol Synfuels (kt)
6 160
5 533
5 262
5%
Sasol Oil (m3)
6 390 534
5 706 861
6 056 387
(6%)
Total product yield
(%)
97,58
97,60
97,88
-
ORYX GTL* (mbbl)
3,6
3,3
3,6
(8%)
Canada shale gas
assets* (bscf)
19,9
18,1
11,4
59%
Arya Sasol Polymer
Company* (kt)
305
281
302
(7%)
Sasol O&S (kt)
1 650
1 466
1 488
(1%)

* Sasol's share of production

Sasol Synfuels' year-to-date production for the nine months to 31 March 2013 was 5,5 million tons (mt). This represents a 5% increase compared to the prior year comparable period. The improved production is underpinned by the commissioning of new plant and equipment, notably four additional gasifiers, the impact of the 17th reformer (steam methane reformer) and improved plant stability. Included in the positive variance is the impact of the 2012 industrial action. Delays experienced during the gas heated heat exchange reformers' (GHHER's) east turnaround are adversely impacting Sasol Synfuels' production targets compared to the first half of the financial year. Sasol Synfuels' cash unit costs remain under pressure as a result of higher coal feedstock prices, as well as increased energy, labour and maintenance costs. Sasol Synfuels' cash cost inflation per unit was, however, largely in line with PPI, excluding the coal feedstock and the abnormal electricity price increases.

Our ORYX gas-to-liquids (GTL) joint venture, in Qatar, achieved 3,3 million barrels (mbbl) (Sasol's 49% share) cumulative production over the nine month period. The decrease in production volumes compared to the prior year is as a result of the planned statutory shutdown which commenced in February 2013 and was completed in April 2013. The shutdown has enabled ORYX GTL to progress various key de-bottlenecking projects which have already resulted in operational benefits since start-up. Average throughput for the month of May 2013 was above 106% of design capacity.

The performance of our Sasol Olefins & Surfactants' (Sasol O&S) business for the nine month period continues to highlight the contrasting supply and market conditions that prevail between our US and European operations. Our US operations continued to benefit from low US ethane prices, while our European based businesses came under increased pressure as a result of reduced volumes and lower margins. Total production and sales volumes for the nine months to 31 March 2013 are marginally lower when compared to the prior year comparable period. We expect Sasol O&S's operating margins to remain within the guided 7% to 11% range through the cycle. The 100 000 tons per annum ethylene tetramerisation unit, currently being constructed at Sasol O&S's Lake Charles, Louisiana site in the US, remains on schedule and is expected to start up during the third quarter of the 2013 calendar year.

Arya Sasol Polymer Company (ASPC) production volumes were 7% down compared to the prior year comparable period. Sasol's 50% share of the year-to-date total production output from the plants was 281 kilotons (kt), achieving an average utilisation rate for the nine month period of approximately 83% of design capacity. However, due to logistics disruptions at ASPC, sales volumes were negatively impacted.

Our South African-based polymers business continues to experience severe margin pressure in line with the global polymers industry, incurring an operating loss of R1 453 million, excluding income from associates of R318 million, for the nine months ended 31 March 2013. Operating losses for the full financial year are expected to be between R2,0 billion and R2,2 billion. Average sales prices improved compared to the first six months of this financial year, due to the weaker rand/US dollar exchange rates. However higher feedstock costs eroded these benefits. Sales volumes were 7% higher than the prior year comparable period. This performance was underpinned by a 7% increase in saleable production, due to improved plant efficiencies coupled with more stable operations. Cash fixed costs in this business continue to remain under pressure and during the period, in addition to normal inflation increases, additional maintenance outage costs were incurred compared to the prior year comparable period due to scheduled maintenance outages. The Sasol Polymers business has commenced a turnaround intervention to restore the overall profitability of the business and the design phase is underway. Our projects identified to improve production performance are making significant progress. The Ethylene Purification Unit (EPU5) project, which will increase ethylene available for our polyethylene plants by approximately 48 kt per annum, is expected to be operational in the second half of the 2013 calendar year, while the C3 stabilisation project will achieve beneficial operation during the middle of the 2014 calendar year.

Sasol Solvents' business performance for the nine months to 31 March 2013 has improved from the first six months of the financial year but, remains under pressure. Sales volumes were 4% above those of the prior year comparable period, despite production volumes being 2% below those of the same period. Our European operations continue to experience the effects of the euro zone crisis and incurred losses for the nine month period. Margins remain under severe pressure, mainly due to higher feedstock prices. The weaker rand did, however, soften the effects of lower US dollar selling prices and US margins.
In our other chemical businesses, the gross margin of our Sasol Wax business for the nine months ended 31 March 2013 was 5% higher than the prior year comparable period, despite 1% lower sales volumes. Hard wax sales for the first nine months of the financial year are, however, at similar levels compared to the prior year comparable period. During the period, the electricity co-generation plant in Hamburg, Germany was installed, with beneficial operation being achieved in April 2013. It is anticipated that this plant will yield a 16% energy cost saving and reduce our carbon footprint by approximately 17 000 tons per annum. Sasol Nitro experienced challenging operating conditions during the period. The explosives business was negatively impacted by the mining sector labour unrest experienced in the first half of the financial year, while the fertiliser business faced supply constraints due to a slower ramp-up of the new limestone ammonium nitrate (LAN) fertiliser granulation plant in Secunda, which reached beneficial operation on 2 May 2013.
Sasol Petroleum International (SPI) successfully completed the extended well test on the I9-Z light oil well in the Inhassoro field in Mozambique which was part of the appraisal programme for the Production Sharing Agreement (PSA) licence area. The PSA licence area includes several gas discoveries that are adjacent to the producing Pande and Temane natural gas fields. A comprehensive appraisal report for the PSA was submitted to the Mozambican government at the end of November 2012. Subsequent to this submission, Sasol notified the government that various existing undeveloped discoveries are deemed to be commercially viable. A field development plan will be submitted within the allowed two year period. The project has just entered the pre-feasibility study phase and an application for a development and production area was submitted to the Mozambican authorities by 25 May 2013.

A 3-D seismic survey was acquired in the Sofala block, offshore Mozambique, and 2-D seismic data is also currently being acquired in the onshore Area A, Mozambique.
The second exploration period for the Mozambican M-10 licence expired and the licence was relinquished, subsequent to the drilling of the Mupeji-1 dry well.
The profitability of our Canadian shale gas assets (Farrell Creek and Cypress A) continue to remain under pressure resulting from the slow recovery of gas prices in the US, coupled with higher depreciation. We anticipate a continuation of the current loss position for the full 2013 financial year. At 31 March 2013, our share of the capital expenditure on the Canadian shale gas assets amounted to CAD278 million for the nine month period. At that date, there were a total of 90 wells on stream in Farrell Creek and six wells on stream in Cypress A, with 20 wells which have been drilled but not yet completed.
Following on the completion of an aeromagnetic survey, a nine core hole drilling campaign in the Botswana coal bed methane licences commenced in December 2012, and has just been completed. At present, we are analysing the data to assess the next potential steps in the licence.
Sasol is currently in the process of divesting from its exploration licences in Papua New Guinea.

3.	Financial performance

Weaker rand increases inflationary cost pressures
A 13% weaker average rand/US dollar exchange rate R8,64/US$ at 31 March 2013) negatively impacted cash fixed costs for the nine months ended 31 March 2013. Cash fixed costs, excluding once-off, growth costs and the impact of exchange rates, have increased above inflation, resulting primarily from increased labour, electricity and maintenance costs. We continue to contain the impact of electricity cost increases, through the utilisation of our own electricity generation capacity. In respect of labour costs, we are entering into wage negotiations over the coming months with our represented unions.
In order to identify opportunities where we can reduce and contain our cost base on a sustainable basis, a project was launched to significantly reduce the future cost structures of the Sasol group. We are finalising our analysis of the cost drivers in the group. This analysis will be used in conjunction with procurement and maintenance cost reduction strategies, underpinned by a drive for shared services. Further information on our progress on this project will be provided at the year-end results announcement.

Strong cash generation continues to fund growth
Free cash flow for the nine months to 31 March 2013, increased by 18% compared to the prior year comparable period, allowing the group to maintain its strong balance sheet. Our healthy cash generating ability has allowed us to successfully sustain our current operations and fund our approved growth aspirations, while still delivering attractive returns to our shareholders.

4.	Projects update

US integrated ethane cracker complex and GTL complex
We are executing the front-end engineering and design (FEED) phase of the integrated, world-scale ethane cracker and downstream derivatives units, and will commence with FEED for the GTL and chemicals value-adds facility at Lake Charles in Louisiana during the second half of the 2013 calendar year.
The ethane cracker (estimated to cost between US$5 billion and US$7 billion) will produce 1,5 million tons of ethylene that will be used to produce a range of ethylene derivatives. The main technologies for the ethane cracker and derivative units have been selected and we have placed orders for critical long-lead equipment. We expect beneficial operation for the ethane cracker to be achieved during the 2017 calendar year, with the final investment decision (FID) to be taken during the 2014 calendar year.

The ethylene produced will be consumed in the production of the following derivative products:

*	ethoxylates, used in the production of surfactants;
*	a range of alcohols, used in surfactants as well as a wide
        range of specialty applications;
*	octene, used as a co-monomer in polyethylene; and
*	polyethylene, for film and other markets.

The US GTL facility (estimated to cost between US$11 billion and US$14 billion) will produce at least a nominal 96 000 barrels per day (bbl/d) of product, with the potential to produce up to 10% more. The US GTL project will be delivered in two phases after the ethane cracker, with each phase comprising at least
48 000 bbl/d. The final investment decision for the US GTL project is expected to be taken within 18 to 24 months after that of the US ethane cracker.

Around 70% of the production of the GTL facility will be low-sulphur diesel, with naphtha and liquid petroleum gas (LPG) as co-products, and 30% of the production will be chemical products, including paraffin feedstock for linear alkyl benzene
(LAB), wax products and synthetic base oils.

We have submitted the filings for the key environmental permits, and have regular interaction with the authorities and other stakeholders to monitor the process. The outcome of the permit applications are expected later towards the end of the FEED process. Our experienced, well-resourced integrated owner team and independent, reputable industry partners will continue to assess ways in which to manage and mitigate potential risks associated with executing these projects.

For further information regarding these projects, refer to the information related to our investor strategy days on our website www.sasol.com.

Uzbekistan GTL

Our Uzbekistan GTL FEED activities are progressing well and are expected to be completed during the second half of the 2013 calendar year. An investment decision for this project is, amongst others, dependent on appropriate project financing.

As a result of the magnitude of Sasol's growth portfolio, as well as significant sustenance capital required for our South African operations, Sasol regularly reviews the projects in its project pipeline. As a result of these reviews, the Sasol Limited Board, approved that Sasol decreases its shareholding in the Uzbekistan GTL project from 44,5% to 25,5% at the end of the FEED phase.

Different shareholding options are currently being evaluated.
The Uzbekistan GTL project remains an important project in Sasol's GTL growth portfolio and the business case for the project remains robust.

Mining replacement projects

The development of the Impumelelo and Shondoni Collieries, which are part of Sasol Mining's R14 billion mine replacement programme, is progressing. The issue of certain water licences by the relevant authorities has caused some delay; however, both the Impumelelo and Shondoni Collieries are still expected to be completed within budget and on time, reaching beneficial operation during the fourth quarter of the 2014 and second half of the 2015 calendar years, respectively.

FT wax expansion project Construction on the FT wax expansion project facility in Sasolburg, South Africa, continues to progress. The commissioning of the new Slurry Bed Reactor, which is key equipment for the capacity expansion, is expected to take place at the end of March 2014, three months later than previously announced. Phase 2 of the project will be impacted by the delay of phase 1 and commissioning of phase 2's key equipment (second Slurry Bed Reactor) is expected to take place in August 2016. In our half year-end results announcements, we indicated that we were assessing the costs of this project. The total project cost of both phases 1 and 2 has increased from the original approved budget by 40-45% to an estimated total cost of R11,9 billion.
The total project cost comprises both phase 1 and phase 2 costs, estimated at R9,0 billion and R2,9 billion, respectively. The increased cost is primarily related to the brownfield nature of the project, construction delays and poor labour productivity, which have been exacerbated by recent strike action and civil unrest. The economics of the project have been negatively impacted by the aforementioned schedule delays, as well as the volatile macroeconomic environment. As a consequence, we are reassessing the economics of the project. Every effort is being taken by the project team to monitor and mitigate these risks. However, it should be noted that this project is a highly-complex brownfield mega-project, being executed in a labour constrained environment, where severe labour unrest and low productivity are being experienced. Accordingly, some uncertainty on the schedule and costs remain and there is a risk of potential impairment. Further announcements will be made once additional information is available in this regard.

Sasol Synfuels growth programme

The Sasol Synfuels growth programme is nearing completion, with the first pair of the GHHERs to be operational during June 2013. This will contribute to increased site flexibility and volume growth, where after the timing of the installation of the second set of GHHERs will be finalised. Beneficial operation of the entire programme is expected to be reached in the second half of the 2014 calendar year.

Sustainability initiatives

During the period, through Sasol New Energy (SNE), we advanced the development of our US$246 million additional 140 megawatt gas-fired electricity generation plant in Mozambique, in partnership with the country's state-owned power utility Electricidade de Mozambique (EDM) at Ressano Garcia. EDM will be the sole-offtaker of the electricity under a power purchase agreement. Construction (ground works) has commenced on site and beneficial operation is expected during the first half of the 2014 calendar year.

SNE's external water conservation partnerships have started to yield results, with the first water savings of a cumulative R4,5 million being realised through the repair of leaking plumbing in 50 000 houses in Sebokeng and Evaton, in the Sasolburg region. The project will now start to become self-funded, demonstrating the sustainability of the "ring-fenced savings" funding model for the project. The concept of water off-setting has been positively received by the Parliamentary Portfolio Committee on Water and Environmental Affairs, and further development of water off-setting policy by the Department of Water Affairs is being supported by SNE.

Clean Fuels 2 update

The high level Clean Fuels 2 (CF2) specifications, aligned with Euro V emission standards, were published in the South African Government Gazette on 1 June 2012 and are in line with expectations. Our latest estimates on the capital expenditure to comply with the core specifications, octane and volume recovery, is approximately R11,7 billion, attributable to both our share in the Natref joint venture and Sasol Synfuels. These estimates are subject to change, based on the finalisation of feasibility studies being carried out in this regard.
Sasol was encouraged by the South African Finance Minister's budget announcement on 27 February 2013, which indicated that support mechanisms will be introduced to assist the local refineries with the introduction of environmentally friendly fuels. Details of these mechanisms are expected by the end of June 2013. We continue to engage with the South African government (National Treasury and the Department of Energy) on cost-recovery mechanisms and specifications to be prepared and published by the South African Bureau of Standards.

5.	Update on strategic issues

Credit rating

Our foreign currency credit rating published by Standard & Poor's (S&P) on 16 October 2012, is BBB/Negative/A-2, and S&P's local currency rating for the sovereign (South Africa) is A- /Negative/A-2. Our foreign currency credit rating published by Moody's Investors Service on 29 March 2013, is Baa1/stable/P-2, and our national scale issuer rating is Aa3.za/P-1.za.
The credit ratings reflect our local and international activities, diversified along the integrated value chain, as well as our current strong financial risk profile and prudent financial policies.

Gearing

Our gearing is currently close to zero. However, as we continue to advance our North American growth strategy, which constitutes a significant portion of group capital investment over the next 10 years, gearing is likely to reach our targeted range by the 2016 financial year. We are confident that we will be able to manage the long-term gearing of the group within our targeted range, without selling assets and after taking into account the phasing of our US GTL project, our progressive dividend policy as well as allowing some flexibility for a buffer against volatility in commodity prices.

Progressive dividend policy

We remain committed to our progressive dividend policy. Despite a 13% decline in the interim earnings per share, we maintained the interim dividend in line with the prior year comparable period. This supports a minimum total dividend in line with our 2012 full year dividend, barring any material and unforeseen events or significant fluctuations in the global macroeconomic environment.

Polymers competition hearing

As reported previously, the South African Competition Commission (the Commission) alleges that Sasol Chemical Industries Limited charged excessive prices for propylene and polypropylene in the South African market from 2004 to 2007. We continue to dispute the Commission's allegations. In 2010, the matter was referred by the Commission to the South African Competition Tribunal (the Tribunal). The trial was originally set down to be heard before the Tribunal from 16 July 2012, however, as a result of an application brought by the Commission to postpone the hearing, the trial was heard before the Tribunal during 13 May 2013 through to 7 June 2013. We await the outcome of the hearing. Liquid fuels competition enquiry
The Commission referred its diesel fuel market investigation to the Tribunal at the end of October 2012. We began engaging with the Commission in 2008, as part of our group-wide competition law compliance review, which preceded the Commission's investigation into the liquid fuels sector. At the time, we found no evidence to support the Commission's concerns of possible anti-competitive conduct in the diesel market.
We have reviewed the referral and do not agree with the Commission's allegations. We are, accordingly, defending the matter.

Our activities in Iran

The divestiture of our share in ASPC continues to progress well, albeit slower than initially anticipated. We concluded a memorandum of understanding with an interested party regarding the disposal of ASPC. With effect from 28 February 2013, the investment is classified as a disposal group held-for-sale. As at the date of this update, we are finalising closing activities.

Further losses relating to the foreign currency translation reserve of approximately US$100 million will be recognised in income once we finally divest from ASPC. The devaluation of the Iranian currency may further negatively impact our earnings. There may be further impairments linked to the fair value of the ASPC asset as a result of the deteriorating Iranian environment and the accounting requirement to recognise operating profits for the period since October 2012, which may not be recuperated through the divestiture process and disposal value.

NERSA gas tariffs

The Gas Act requires that the National Electricity Regulator of
South Africa (NERSA) approves maximum prices of the gas molecules and the tariffs for use of gas infrastructure. In the case of Sasol Gas, such approval is required for gas prices and tariffs applicable from 26 March 2014.

The prices are intended to set a ceiling above which traders, such as Sasol Gas, cannot price. This is the first step towards standardising prices, as required by the Gas Act. In line with the stipulated NERSA process, in December 2012, Sasol Gas made its submission to the regulator, to apply for the overall maximum price, as well as the class maximum prices. As required, Sasol Gas also applied for the approval of its transmission tariffs and further notified NERSA of its intended distribution tariffs, which are not regulated.
Under the current pricing system, customer's prices are charged on a bundled basis, for the gas molecule and the use of the infrastructure, based on their energy alternative. Under the new mechanism, the total charge will be unbundled and there will be standard prices and tariffs. Whereas the previous pricing regime resulted in a range of prices, within the same customer classes, the main effect of the new pricing regime will be to standardise prices so that customers with the same off-take volumes will pay the same price. The suite of tariffs that a customer will pay will depend on a customer's geographic location and whether a customer is supplied off a transmission or distribution pipeline.

The new prices we will charge will be below the NERSA set overall and class maximum prices. Sasol in its maximum price application also applied for a mechanism to transition customers to the new pricing system. This was approved by NERSA with some amendments.

Given that NERSA has recently published the reasons for its decision, Sasol is still in the process of finalising its standard prices. These actual prices are part of the commercial engagements that Sasol will undertake with its customers. All customers will have to migrate to the standard prices, and will be required to conclude new supply contracts with Sasol.

Carbon tax

Sasol takes note of the release of the second discussion paper on carbon tax issued by the South African National Treasury in May 2013. Sasol welcomes the opportunity for further comment and engagement with government on the matter. We are currently reviewing the proposals made and will comment in due course.

6.	Guidance for the full year

We expect the global environment and South African economy to maintain a modest recovery into the remainder of the 2013 financial year. However, the continued weakening demand in Europe and lower growth in emerging markets and the US remain a concern. We anticipate that crude oil prices will remain stable over the near term. However, product prices are expected to experience continued volatility. Uncertainty remains over the resolution of the European debt crisis and concerns over the US debt ceiling.

We expect an overall solid production performance for the 2013 financial year with our production guidance remaining unchanged:

Sasol Synfuels volume guidance based on current performance is anticipated to be at the top end of the previously guided range of 7,2 to 7,4 million tons for the full year;
The full year average utilisation rate at ORYX GTL in Qatar, taking into account the statutory shutdown, is expected to be approximately 80% of nameplate capacity;
Full year production at ASPC in Iran will be approximately 80% of nameplate capacity; and
Our shale gas venture in Canada will continue to show increased production compared to the prior year due to the new wells coming on stream. At present we are stabilising our production, as we have slowed down the drilling of additional wells.

We remain on track to deliver on our expectations for improved operational performance. As costs are incurred to improve plant stability and the weaker rand continues to exert pressure on our South African businesses, we expect that our normalised fixed costs will increase above the South African producers' price index (PPI) inflation. Cost reduction is a specific target within our short-term incentive scheme and, accordingly, management continues to focus on controllable cost elements. The macroeconomic conditions continue to be volatile, impacting our assumptions in respect of a stable crude oil price and volatile product prices, stronger refining margins as well as the weaker rand/US dollar exchange rate. We continue to focus on factors within our control: volume growth, margin improvement and cost reduction.

An update on earnings guidance will be provided once we have a reasonable degree of certainty on the full year results for the 2013 financial year, taking into account any adjustments arising from our year-end reporting closure process, as well as remeasurement effects. The potential impairment of our investment in ASPC, as well as other possible impairments are not expected to have an impact on headline earnings per share. The devaluation of the Iranian currency may further negatively impact our earnings.

The forecast financial information appearing in this update is the responsibility of the directors and has not been reviewed or reported on by Sasol's external auditors. We will release
Sasol's full-year results on Monday, 9 September 2013.

7.	Other matters

Income statement presentation

Sasol will be changing the presentation of its income statement for the 2013 financial year. In terms of International Financial Reporting Standards (IFRS), the income statement can be presented by nature or by function. Sasol currently presents its income statement by function. Sasol has elected to change its income statement presentation to reflect how we effectively manage our business as well as align to peers. Accordingly, Sasol will be reporting its income statement by nature with effect from the 2013 financial year.

The income statement, and appropriate notes, in respect of prior reporting periods, will be restated. The periods affected are as follows:

*	30 June 2012
*	30 June 2011
*	31 December 2012
*	31 December 2011

Change in independent auditors

In the spirit of good corporate governance, we have decided to rotate our independent auditor, KPMG Inc. after more than 25 years of satisfactory service as auditors, at the end of the 2013 financial year. The replacement independent auditor will be appointed for the 2014 financial year, commencing 1 July 2013. On 12 February 2013, the Sasol Limited Audit Committee selected PriceWaterhouseCoopers as the new independent auditor, subject to approval by the Annual General Meeting on 22 November 2013. Retirement of Senior Group Executive
Lean Strauss, Senior Group Executive responsible for international energy, new business development and technology, announced that he would be retiring from Sasol at the end of September 2013. During Lean's 31 years at Sasol, he has made a remarkable contribution to the growth and development of the group. He will remain available to the group on a consultancy basis.

8.	Other events 2013

9 September
Full-year 2013 financial results release
9 September
Dividend declaration
14 October
Dividend payment (Sasol ordinary shares)
25 October
Dividend payment (ADRs)
22 November
Sasol Limited Annual General Meeting
25 November
CFO letter

9.	Investor Relations contacts

Please feel free to contact us as follows:
investor.relations@sasol.com
+27 11 441 3113

The Investor Relations team:
Raj Naidu Executive: Investor Relations and Shareholder Value
Management (Analyst contact)

Sam Barnfather General Manager: Investor Relations Operations
(Financial contact)

Amelia van den Berg (Financial contact)

Sponsor: Deutsche Securities (SA) Proprietary Limited

Forward-looking statements:

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as believe, anticipate, expect, intend, seek, will, plan, could, may, endeavour and project and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 12 October 2012 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: June 7, 2013			By: 	V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary